Exhibit 16.1

January 21, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K/A Amendment No. 1 dated January 21, 2010, of Live Current Media Inc. and are in agreement with the statements contained in the paragraphs two through eight on page two and three therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare the consolidated financial statements, included in paragraph four through six on page two therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant’s 2008 amended and restated consolidated financial statements.

/s/ Ernst & Young LLP